Exhibit 12.1

Analog Devices, Inc.
Ratio of Earnings to Fixed Charges

	Oct. 31,	Oct. 30,	Oct. 29,	Nov. 3,	Nov. 2,
(In thousands, except ratios)	2009	2010	2011	2012	2013
Determination of earnings:
Income from continuing operations before provision for taxes on income	$297,444	$901,665	$1,061,447	$813,533	$815,323
Amortization of Capitalized interest	982	440	54	54	54
Fixed charges	5,243	11,388	19,892	32,529	32,233
Total earnings as defined	303,669	913,493	1,081,393	846,116	847,610

Fixed Charges:
Interest and amortization expense	3,853	10,226	18,892	31,525	31,585
Interest portion of rent expense	1,390	1,162	1,000	1,004	638
Fixed charges	5,243	11,388	19,892	32,529	32,223
Capitalized interest	—	—	—	—	—
Total fixed charges	$5,243	$11,388	$19,892	$32,529	$32,223

Ratio of earnings to fixed charges	57.9	80.2	54.4	26.0	26.3